Contact

www.linkedin.com/in/samedwardsrva (LinkedIn)

Top Skills

Microsoft Office
Public Speaking
Microsoft Excel

Honors-Awards

Ready, Fire, Aim Award
Salesperson of the Year
Chesterfield County Citizen LifeSave Award

Samuel Edwards

Licensed Real Estate Agent | Business Systems Integration | Authenticity & Service
Greater Richmond Region

Summary

Passionate about people. Committed to continuous learning. Driven to make a difference in my community.

I love connecting with and learning from new people. Feel free to reach out if you'd like to talk about possible opportunities, have a conversation, or share ideas.

Professional Skills
Sales | Team Development | Market and Pricing Analysis | Strategic Planning | Data Analysis | Customer Service |

Domain Knowledge
Various CRMs | HubSpot | Tableau | Excel | Adobe Suite | SQL

Experience

NineOneSix Systems Inc.
Vice President Operations
January 2024 - Present (5 months)
Richmond, Virginia, United States

eXp Realty
Licensed Real Estate Agent
April 2023 - Present (1 year 2 months)
Richmond, Virginia, United States

wanDRNest
Chief Operations Officer
February 2024 - Present (4 months)
Richmond, Virginia, United States

The Collaborative Real Estate
Real Estate Agent
May 2022 - Present (2 years 1 month)

Keeton & Co. Real Estate
Real Estate Agent
October 2020 - Present (3 years 8 months)
Richmond, Virginia, United States

acac Fitness & Wellness Center
5 years 5 months

p.r.e.p. Director
September 2019 - October 2020 (1 year 2 months)
Richmond, Virginia Area

- Provide management, support, and continuing education for both the internal medical and outside sales teams.
- Achieved 9% program growth year to date by analyzing sales data along with program result data to create and implement growth strategies.
- Develop and manage program budget on a monthly basis
- Establish rapport with, enroll, service, and provide support system for approximately 80 new program participants monthly
- Implement and create content for a 90-day follow-up system for all program participants; including email, phone, handwritten letters, and weekly newsletters
- Collaborate with executive team to improve participant and member satisfaction scores

Physician Liaison
February 2019 - September 2019 (8 months)

- Develop growth plans, strategies, and partnerships based on location, scope of practice, patient volume, and proximity to achieve program goals.

- Analyze data and growth metrics to produce ongoing reporting for leadership and physician teams. Act as liaison between executive team and providers, establish strong relationships with physicians and area hospitals.

- Oversee program budget, outreach activities, p.r.e.p. challenges, and attend health promotion events. Enlist and collaborate with physicians for speaking or community events. Create newsletter or wellness content as needed.

- Educate physicians as-needed on the importance of exercise as it correlates to improved patient health, pre/post-surgical outcomes, social impacts, continuation of rehab protocols, weight loss, improved nutrition, and more.

Membership Coordinator
July 2015 - September 2019 (4 years 3 months)
- Service approximately 2000 customers monthly as the direct point of contact for member concerns, account related questions, and purchases

- An average of 19% personal sales growth year-over-year by creating and analyzing member usage reports to identify sales growth opportunities and cross-selling opportunities for both myself and other sales team members

- Develop network of strategic business-to-business partnerships to provide member benefits and outside sales opportunities

- Craft internal sales and marketing messages to improve member engagement, increase revenue, and improve member retention

Certified Personal Trainer
June 2015 - September 2019 (4 years 4 months)
Richmond, Virginia Area

American College of Sports Medicine (ACSM) Certified Exercise Physiologist.

- Developed fitness plans for clients of all ages/fitness levels.

- Introduced active aging population to preventative exercises.

Riptide's Seafood
Server
April 2012 - August 2015 (3 years 5 months)
Chester, Virginia

Education

Longwood University
Bachelor of Applied Science (B.A.Sc.), Kinesiology and Exercise Science · (2010 - 2015)

Thomas Dale High

· (2006 - 2010)